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                            July 29, 2020

       Adrian Calaza
       Chief Financial Officer
       TIM Participac  es S.A.
       Jo  o Cabral de Melo Neto Avenue
       850-North Tower-12th Floor
       22775-057 Rio de Janeiro, RJ, Brazil

                                                        Re: TIM Participac  es
S.A.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed May 1, 2020
                                                            File No. 001-14491

       Dear Mr. Calaza:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Notes to the Financial Statements
       Note 26. Net revenue, page F-71

   1. We note your presentation of gross service revenue, gross goods sold and gross operating revenue on page F-72.
Please remove these non-IFRS presentations from the footnotes as presentation of
non-IFRS measures is prohibited in the financial statements per Item
                                                        10(e)(1)(ii)(C) of
Regulation S-K. We also note that gross operating revenue is presented on page 75. Please
explain your basis for disclosing this measure as it appears to be a tailored revenue
measure. Refer to Question 100.04 of the Non-GAAP Compliance and
                                                        Disclosure
Interpretations.
 Adrian Calaza
TIM Participac  es S.A.
July 29, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 with any questions.



FirstName LastNameAdrian Calaza                           Sincerely,
Comapany NameTIM Participac  es S.A.
                                                          Division of
Corporation Finance
July 29, 2020 Page 2                                      Office of Technology
FirstName LastName